Trial Balance

HotelierCo Retail LLC

As of Dec 31, 2022

ACCOUNTS	DEBIT	CREDIT
Assets		
Accumulated Amortization	0.00	373.00
Accumulated Depreciation	0.00	4,444.00
Bank Account - Chase HCo Retail	37,755.57	0.00
Investment in HCo Central US Fund 01	5,000.00	0.00
Investment in HCo The Railroader Holdings LLC	100.00	0.00
Investment in HCo The Railroader LP LLC	66,650.00	0.00
Investment in HCo The Waxhaw Holdings LLC	100.00	0.00
Investment in HCo The Waxhaw Invest LLC	140,780.00	0.00
Trademarks and IP Assets	20,000.00	0.00
Website Asset Acquisition	40,000.00	0.00
Total Assets	**310,385.57**	**4,817.00**
Liabilities		
Total Liabilities	**0.00**	**0.00**
Equity		
Owner Investment - HotelierCo Enterprises LLC	0.00	82,355.30
Owner Investment - Non-Voting Stock Wefunder Raise 01	0.00	107,965.90
Owner Investment - Non-Voting Stock Wefunder Raise 02	0.00	138,150.00
Profit for all prior years	22,172.30	0.00

Equity

Total Equity	**22,172.30**	**328,471.20**

Income

Promotional Income	0.00	300.06
Sales	0.00	85,000.00
Total Income	**0.00**	**85,300.06**

Expenses

Advertising & Promotion - General	20,042.51	0.00
Advertising & Promotion - LinkedIn	520.00	0.00
Advertising & Promotion - Social Media Management	9,868.80	0.00
Advertising & Promotion- Facebook	7,602.39	0.00
Bank Service Charges	215.00	0.00
Computer – Hardware	1,015.41	0.00
Computer – Hosting	1,027.44	0.00
Computer – Internet	129.00	0.00
Computer – Software	6,399.70	0.00
Crowdfunding CF Cost - Wefunder Fee	10,575.79	0.00
Office Supplies	54.13	0.00
Professional Fees - Accounting & Audit	4,000.00	0.00
Professional Fees - Other	429.32	0.00
Professional Fees – Legal	17,500.00	0.00
Rent Expense	4,100.00	0.00
Travel Expense	2,550.90	0.00
Total Expenses	**86,030.39**	**0.00**

Total for all accounts	418,588.26	418,588.26